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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                           COMMODORE HOLDINGS LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   G23257 11 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)
















                                Page 1 of 6 pages
                              There are no exhibits

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CUSIP No. G23257 11 9
         ------------

(1) Names of Reporting Persons               EFF-SHIPPING LTD.
                              -------------------------------------------------
    S.S. or I.R.S. Identification Nos. of Above Persons
                                                       ------------------------
(2) Check the Appropriate Box if a Member of a Group
    (See Instructions)  (a) [ ]          (b) [ ]

(3) SEC Use Only
                ---------------------------------------------------------------

(4) Citizenship or Place of Organization  Organized under the laws of Panama
                                        ---------------------------------------

          Number           (5)   Sole Voting Power              -0-
           of                                     -----------------------------
          Shares
       Beneficially        (6)   Shared Voting Power          442,055
          Owned                                     ---------------------------
           by
          Each
        Reporting          (7)   Sole Dispositive Power         -0-
         Person                                        -------------------------
          With
                           (8)   Shared Dispositive Power     442,055
                                                         ----------------------

(9)   Aggregate Amount Beneficially Owned by Each Reporting
      Person                                          442,055(1)
            -------------------------------------------------------------------

(10)  Check if the Aggregate Amount in Row(9) Excludes Certain Shares
      (See Instructions)   [  ]
                        --------

(11)  Percent of Class Represented by Amount in Row (9)                7.3%(2)
                                                       -------------------------

(12)  Type of Reporting Person (See Instructions)                          CO
                                                 -----------------------------
-------------------

1 Pursuant to agreements between EFF-Shipping Ltd. ("EFF-Shipping") and the Issuer, EFF-Shipping acquired 1,000,000 shares of the Issuer's 7% Cumulative Convertible Redeemable Series A Preferred Stock at a value of $4.00 per share (the "Preferred Stock"). Additionally, in 1996, 1997 and 1998 the Issuer issued an aggregate of 6,979, 20,251 and 14,825 shares, respectively, of Preferred Stock to EFF-Shipping in payment of a dividend on the previously issued shares of Preferred Stock. On March 31, 1998, Eff-Shipping sold 600,000 shares of Preferred Stock. The Preferred Stock is convertible at any time by EFF-Shipping into shares of the Issuer's Common Stock at a conversion rate equal to the greater of (i) $4.00 per share or (ii) a price per share equal to eight (8) times the Issuer's earnings per share for its prior fiscal year. Had the conversion of the Preferred Stock occurred as of the date hereof, an aggregate of 442,055 shares of Common Stock would be issuable to EFF-Shipping. EFF-Shipping is the wholly-owned subsidiary of Silja Oy Ab, a Finnish corporation.

2 Calculated on the basis of (i) 5,581,933 shares of Common Stock outstanding on February 12, 1998, as reported in the Issuer's 10-Q for the fiscal quarter ended December 31, 1997, plus (ii) 442,055 shares of Common Stock which would be issuable to EFF-Shipping upon conversion of the Preferred Stock as of the date hereof.


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CUSIP No. G23257 11 9
         -------------

(1)     Names of Reporting Persons               SILJA OY AB
                                  ---------------------------------------------

        S.S. or I.R.S. Identification Nos. of Above Persons
                                                           --------------------

(2)     Check the Appropriate Box if a Member of a Group
        (See Instructions)  (a) [  ]      (b) [  ]

(3)     SEC Use Only
                     ----------------------------------------------------------

(4)     Citizenship or Place of Organization Organized under the laws of Finland
                                            -----------------------------------

           Number                   (5) Sole Voting Power              -0-
            of                                               -------------------
           Shares
         Beneficially
            Owned                   (6) Shared Voting Power          442,055
             by                                                 ----------------
            Each                    (7) Sole Dispositive Power         -0-
          Reporting                                               --------------
           Person
             With                   (8) Shared Dispositive Power     442,055
                                                                    ------------

(9)       Aggregate Amount Beneficially Owned by Each Reporting
          Person                             442,055(1)
                 --------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
                            --------

(11)       Percent of Class Represented by Amount in Row (9)          7.3%(2)
                                                           --------------------

(12)       Type of Reporting Person (See Instructions)                CO
                                                     --------------------------
-------------------

1 Pursuant to agreements between EFF-Shipping Ltd., a Panamanian corporation wholly-owned by Silja Oy Ab ("EFF-Shipping"), and the Issuer, EFF-Shipping acquired 1,000,000 shares of the Issuer's 7% Cumulative Convertible Redeemable Series A Preferred Stock at a value of $4.00 per share (the "Preferred Stock"). Additionally, in 1996, 1997 and 1998 the Issuer issued an aggregate of 6,979, 20,251 and 14,825 shares, respectively, of Preferred Stock to EFF-Shipping in payment of a dividend on the previously issued shares of Preferred Stock. On March 31, 1998, Eff-Shipping sold 600,000 shares of Preferred Stock. The Preferred Stock is convertible at any time by EFF-Shipping into shares of the Issuer's Common Stock at a conversion rate equal to the greater of (i) $4.00 per share or (ii) a price per share equal to eight (8) times the Issuer's earnings per share for its prior fiscal year. Had the conversion of the Preferred Stock occurred as of the date hereof, an aggregate of 442,055 shares of Common Stock would be issuable to EFF-Shipping.

2 Calculated on the basis of (i) 5,581,933 shares of Common Stock outstanding on February 12, 1998, as reported in the Issuer's 10-Q for the fiscal quarter ended December 31, 1997, plus (ii) 442,055 shares of Common Stock which would be issuable to EFF-Shipping upon conversion of the Preferred Stock as of the date hereof.



--------------------------
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Item 1(a).            Name of Issuer:

                      COMMODORE HOLDINGS LIMITED

Item 1(b).            Address of Issuer's Principal Executive Offices:

                      4000 Hollywood Boulevard, Suite 385-S, South Tower Hollywood, Florida 33021

Item 2(a).            Name of Person Filing:

                      EFF-Shipping Ltd. and Silja Oy Ab

Item 2(b).            Address of Principal Business Office:

                      Bulevardi 1A
                      FIN-00101
                      Helsinki, Finland

Item 2(c).            Citizenship:

                      EFF-Shipping Ltd. is a Panamanian corporation wholly-owned by Silja Oy Ab. Silja Oy Ab is a Finnish corporation.

Item 2(d).            Title of Class of Securities:

                      Common Stock, $.01 Par Value

Item 2(e).            CUSIP Number: G23257 11 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                      Not applicable.

Item 4.               Ownership.

       (a)            Amount Beneficially Owned:  442,055 shares(1).

       (b)            Percent of Class:  7.3%(2)

       (c)            Number of shares as to which such person has:

                  (i)         sole power to vote or to
                                direct the vote                      -0-
                                                                   -----

                  (ii)        shared power to vote or to
                                direct the vote                 442,055(1)
                                                             -------------

                  (iii)       sole power to dispose or to            -0-
                                                                    ----
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                                direct the disposition of


                  (iv)        shared power to dispose or to
                                direct the disposition of         442,055(1)
                                                              --------------

--------------------

1 Pursuant to agreements between EFF-Shipping ("EFF-Shipping"), and the Issuer, EFF-Shipping acquired 1,000,000 shares of the Issuer's 7% Cumulative Convertible Redeemable Series A Preferred Stock at a value of $4.00 per share (the "Preferred Stock"). Additionally, in 1996, 1997 and 1998 the Issuer issued an aggregate of 6,979, 20,251 and 14,825 shares, respectively, of Preferred Stock to EFF-Shipping in payment of a dividend on the previously issued shares of Preferred Stock. On March 31, 1998, Eff-Shipping sold 600,000 shares of Preferred stock. The Preferred Stock is convertible at any time by EFF-Shipping into shares of the Issuer's Common Stock at a conversion rate equal to the greater of (i) $4.00 per share or (ii) a price per share equal to eight (8) times the Issuer's earnings per share for its prior fiscal year. Had the conversion of the Preferred Stock occurred as of the date hereof, an aggregate of 442,055 shares of Common Stock would be issuable to EFF-Shipping.

2 Calculated on the basis of (i) 5,581,933 shares of Common Stock outstanding on February 12, 1998, as reported in the Issuer's 10-Q for the fiscal quarter ended December 31, 1997, plus (ii) 442,055 shares of Common Stock which would be issuable to the reporting person upon conversion of the Preferred Stock as of the date hereof.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.


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                                   SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     April 10, 1998                   EFF-SHIPPING LTD., a Panamanian
                                      corporation



                                      By:/s/ Patrick Doyle
                                         --------------------------------------




                                      SILJA OY AB, a Finnish corporation




                                      By:/s/ Patrick Doyle
                                         ---------------------------------------